DATE: SEPTEMBER 9th 2003

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

NEWS RELEASE

Memorandum of Understanding signed for the processing of Nalunaq ore

LONDON, United Kingdom, DATE December 9th, 2003, Crew Development Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF):  Crew Development Corporation (“Crew”) is pleased to announce that a Memorandum of Understanding (MOU) has been signed with Rio Narcea of Spain regarding the processing of ore from Nalunaq Gold Mine (NGM), that will allow for a higher mining rate as well as an earlier start of gold production.

Crew is in the process of finalizing a revised mine plan for Nalunaq to allow for an earlier start up, a higher rate of ore production and thus improved economics of the mine. The new mine plan will allow for full scale mining at a rate of 420-450 tonnes per day (tpd) to be reached during the first quarter of 2004, versus 350 tpd as outlined by the feasibility study. NGM/Crew is pleased to have secured the required excess capacity offered by Rio Narcea’s processing plant. According to the MOU, the Nalunaq ore will be processed in four annual batches of approximately 35,000-40,000 tonnes each.

The cost of processing with Rio Narcea is comparable with the projected cost at other alternative facilities, but Rio Narcea has been selected for its greater capacity and flexibility. Rio Narcea has one of Europe’s most modern ore processing and gold recovery plants, with a capacity of 2000 tpd using a combination of gravity and carbon-in-pulp (CIP) processing.

The average head grade for the first 18 months is estimated to be approximately 0.9 oz per tonne. Based on the revised production plan the initial annual gold production from Nalunaq is expected to exceed 130,000 oz in the first twelve months of operation. This is well above the estimates of the 2002 Feasibility Study, which outlined an average annual production for the first four years of 90,000 oz per year. As a part of the new NGM mine plan, a more expansive exploration program will be carried out at Nalunaq in conjunction with mining operations. The objective is to establish a positive resource replacement rate (>100% of production), i.e. to replace every ounce produced with one or more ounces in new resources and reserves.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact Investor Relations Manager Truls Birkeland at our UK Head Office, (TEL +44 1932 268 755) or the Oslo Office (TEL +47 2212 1650), or by email to IR@crew.no .For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewdev.com